UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REGEN BIOLOGICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75884M104

(CUSIP Number)

Ivy Healthcare Capital II, L.P.

One Paragon Drive

Suite 125

Montvale, New Jersey 07645

Copy to:

Roger Meltzer, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Russell F. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,955,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,955,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,955,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

(1) 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis.

CUSIP No. 75884M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert W. Pangia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,955,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,955,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,955,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

(1) 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis.

CUSIP No. 75884M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ivy Healthcare Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,955,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,955,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,955,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

(1) 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by Ivy Healthcare Capital II, L.P., (“Ivy Healthcare”)  on October 18, 2007 (the “Original Schedule 13D”) relating to its beneficial ownership of the common stock, par value $0.01 (the “Common Stock”) of ReGen Biologics, Inc., (the “Issuer”).  This Amendment No. 1 (i) amends Item 3 of the Original Schedule 13D as set forth below, and (ii) amends Item 5 of the Original Schedule 13D as set forth below.  Unless amended or supplemented by this Amendment No. 1, all information previously reported on the Original Schedule 13D remains in effect.

Item 1.	Security and Issuer
There is no change to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background
There is no change to Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

            On November 21, 2007, Ivy Healthcare purchased 750,000 shares of common stock at a purchase price of $0.051 per share, and 750,000 shares of common stock at a purchase price of $0.046 per share.  Ivy Healthcare financed the purchases of the common stock through the use of working capital.

Item 4.	Purpose of Transaction
There is no change to Item 4 of the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

            (a) and (b) As of November 21, 2007, the Reporting Persons beneficially owned 47,619 shares of Series D Stock (4,761,900 shares of Common Stock on an as-converted basis), 4,765,000 common stock, and Warrants which, if exercised, would entitle the Reporting Persons to purchase shares of Series D Stock (1,428,600 shares of Common Stock on an as-converted basis).  In the aggregate, the Reporting Persons beneficially own 10,955,500 shares of common stock on an as converted basis, constituting approximately 9.9% of the outstanding shares of common stock (the percentage of shares owned being based upon 104,076,415 shares of Common Stock outstanding as of November 2, 2007, as set forth in ReGen’s Form 10-Q, dated November 7, 2007, filed with the Securities and Exchange Commission on November 7, 2007).  This does not include shares of common stock which may be purchased pursuant to the Option Agreement because such Options are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

            The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Number of Shares of Series D Stock on an “as converted” basis	Warrants, if exercised on an “as converted” basis	Percentage of Outstanding Common Stock
Ivy Healthcare	4,765,000	4,761,900	1,428,600	9.9%

(c) During the last 60 days, Ivy Healthcare acquired common shares on such dates, in such amounts, and at such per share prices as indicated in the table below.
Date	Shares	Average Price Per Share	Total Cost
September 27, 2007	890,000	$0.10	$84,559
October 8, 2007	100,000	$0.09	$9,200
October 8, 2007	1,800,000	$0.08	$145,800
November 21, 2007	750,000	$0.051	$38,250
November 21, 2007	750,000	$0.046	$34,500
(d) and (e). Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There is no change to Item 6 of the Original Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
There is no change to Item 7 of the Original Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2007

IVY HEALTHCARE CAPITAL II, L.P.

	By:	/s/ Robert W. Pangia
	Name:	Robert W. Pangia
	Title:	Manager

/s/ Russel F. Warren, Jr.
Russel F. Warren, Jr., Individually

/s/ Rober W. Pangia
Robert W. Pangia, Individually